SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

BVR SYSTEMS (1998) LTD. REPORTS SECOND QUARTER RESULTS FOR 2006

        Rosh Ha’ayin, Israel – August 14, 2006 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $1.2 million or $0.01 per share for the second quarter of 2006, compared with a net profit of $65 thousand, or $0.00 per share for the second quarter of 2005. Net loss for the first six months of 2006 was $1.5 million or $0.01 per share, compared with a net loss of $0.15 million or $0.00 per share for the first six months of 2005.

        Revenues for the second quarter of 2006 were $1.5 million, compared with revenues of $3.9 million for the second quarter of 2005. For the first six months of 2006, BVR’s revenues were $3.8 million compared with revenues in the first six months of 2005 of $8.8 million.

        Gross loss for the second quarter of 2006 was $70 thousand, compared with a gross profit of $1.1 million for the second quarter of the previous year. For the first six months of 2006, gross profit was $0.6 million compared with a gross profit of $1.8 million for the first six months of 2005.

        Operating loss for the second quarter of 2006 was $1.1 million, compared with an operating profit of $52 thousand for the same period last year. Operating loss for the first six months of 2006 was $1.4 million compared with an operating loss of $0.2 million for the first six months of 2005.

        Further to its announcement on February 22, 2006, BVR has decided to halt the application process for the approval of the Committee on Foreign Investment in the United States required for the acquisition of 100% of the shares of Blue Ridge Simulation Inc. and the completion of the transaction.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31 2005
	2006	2005
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	3,385	211	3,057
Restricted bank deposits	1,483	2,564	2,271
Trade receivables	2,268	5,607	1,479
Other receivables and prepaid expenses	341	595	291
Inventories	2,021	2,157	2,076

Total current assets	9,498	11,134	9,174

Other non-current assets	323	811	93

Fixed assets
Cost	10,171	9,977	10,037
Less - accumulated depreciation	9,350	9,026	9,193

Fixed assets, net	821	951	844

Other assets, net	268	-	-

Total assets	10,910	12,896	10,111

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31 2005
	2006	2005
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Current maturities of long-term bank loans	517	517	517
Short term loans	120	120	120
Trade payables	968	4,198	1,564
Excess of advances from customers over amounts
recognized as revenue	624	1,303	854
Other payables and accrued expenses	2,055	1,806	2,077

Total current liabilities	4,284	7,944	5,132

Long-term liabilities

Long-term bank loans	-	516	516
Long-term payables	391	862	607
Liability for employee severance benefits, net	134	88	79

Total long-term liabilities	525	1,466	1,202

Shareholders' equity

Share capital	25,837	21,284	21,306
Additional paid-in capital	16,959	17,692	17,688
Stock option compensation	19	-	*7
Accumulated deficit	(36,714)	(35,490)	*(35,224)

	6,101	3,486	3,777

Total liabilities and shareholders' equity	10,910	12,896	10,111

* Restated as result of the adoption of a new accounting standard regarding share-based payments.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Six months ended June 30		Three months ended June 30		Year ended December 31, 2005
	2006	2005	2006	2005
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenues:
Sales	3,603	8,823	1,462	3,926	17,450
Royalties and commissions	193	-	73	-	1,746

Total revenues	3,796	8,823	1,535	3,926	19,196

Cost of revenues	3,162	**7,045	1,605	**2,872	* 14,806

Gross profit (loss)	634	**1,778	(70)	**1,054	* 4,390

Operating expenses:
Research and development	272	344	196	144	614
Selling and marketing	702	694	330	384	1,356
General and administrative	1,010	897	486	474	2,117

Operating profit (loss)	(1,350)	(157)	(1,082)	52	303

Financial income (expenses),
Net	(65)	5	(39)	13	(187)
Other expenses, net	-	-	-	-	(2)

Earnings (losses) before
income taxes	(1,415)	(152)	(1,121)	65	-

Tax expenses	(75)	**-	(75)	**-	-

Net profit (loss) for the
period	(1,490)	(152)	(1,196)	65	*114

Profit (loss) per share:
Basic and diluted profit
(loss) per share (in US$)	(0.01)	(0.00)	(0.01)	0.00	0.00

Weighted average number of Ordinary shares of (in thousands) used in calculation
of the basic and diluted profit (loss) per share	107,817	95,450	116,731	95,482	95,528

* Restated as result of the adoption of a new accounting standard regarding share-based payments.

** Reclassified

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: August 14, 2006